Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

C21 Investments Inc. (the “Company”)
Suite 820, 1075 West Georgia Street
Vancouver, British Columbia
Canada V6E 3N9

Item 2.	Date of Material Change

February 12, 2020

Item 3.	News Release

The News Release dated February 19, 2020 was disseminated through CNW Group.

Item 4.	Summary of Material Change

The Company completed the restructuring of the purchase of Phantom Farms and related companies, including SDP Development Group, LLC (“SDP Group”). The Company terminated the proposed purchase of SDP Group and purchased from SDP Group the real estate for the two outdoor cannabis farms occupied and used by Phantom Farms in its business.

Item 5.1	Full Description of Material Change

The Company completed the restructuring of the purchase of Phantom Farms and related companies (“Phantom Farms”) and SDP Group as previously announced in news releases dated October 17, 2018, July 8, 2019 and November 21, 2019. The Company has purchased the real estate for the two outdoor cannabis farms oc cupied and used by Phantom Farms in its business from SDP Group, which strengthens the Company’s balance sheet as well as lowers the future lease obligations in Oregon for the Company. The Company believes the subject real property assets, which exceed sixty (60) acres in Southern Oregon, are intrinsic to the Phantom Farms brand legacy. Including the restructured agreement and purchased real estate, the Company’s forward lease obligations are reduced by $370,000 per year.

Total consideration paid by the Company to SDP Group for both the restructuring of the purchase agreement as well as the real property consisted of the issuance of 7,132,041 common shares of the Company at a deemed issue price of CAD$0.8046 per share. The shares are subject to a statutory hold period of four (4) months plus one (1) day that expires on June 13, 2020 and applicable US securities resale restrictions. The restructuring was completed, and these shares were issued effective February 12, 2020.

The specific details of the restructuring are as follows:

.	a)	The purchase of the six Phantom Farms real estate assets in the original Purchase Agreement dated October 16, 2018 among the Company and SDP Group, has been terminated;

b)	SDP Group has transferred to the Company the two outdoor farms located in Eagle Point, Oregon;

c)	SDP Group has released the Company from any further purchase obligations on the remaining properties held by SDP Group in Oregon; and

d)	Lease arrangements have been amended to include reduction of rent under certain leases as well as termination of leases on other properties held by SDP Group located in Oregon.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Michael Kidd, Chief Financial Officer
Telephone: (604) 336-8613

Item 9.	Date of Report

February 22, 2020